AR/
4/11/03



03054426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL

CM

OMB APPROVAL
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SEC FILE NUMBER
8-52037

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EmpireOne Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3541 McLaughlin Ave.
(No. and Street)

PROCESSED
APR 22 2003
THOMSON
FINANCIAL

Los Angeles (City) CA (State) 90066 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Schlosser (310) 313-2200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Johnston
(Name — *if individual, state last, first, middle name*)

4201 Long Beach Blvd. Suite 323, Long Beach, CA 90807
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAR 31 2003
WASH. DC 165 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Schlosser, swear (or affirm) that, to t[he] best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm [of] EmpireOne Securities, Inc., as [of] 12-13, 192002, are true and correct. I further swear (or affirm) that neither the compa[ny] nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that [of] a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 25th DAY OF March, 2003,
BY Peter G. Schlosser
Regina Diaz
NOTARY PUBLIC

Notary Public

[Signature]
Signature

President
Title


REGINA DIAZ
Commission # 1292409
Notary Public - California
Los Angeles County
My Comm. Expires Jan 28, 2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and t[he] Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co[n]solidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous aud[it].

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE ONE SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

CONTENTS

DAVID C. JOHNSTON
CERTIFIED PUBLIC ACCOUNTANT

4201 LONG BEACH BLVD., SUITE 323
LONG BEACH, CALIFORNIA 90807
(562) 427-5974

March 24, 2003

Board of Directors
Empire One Securities, Inc.

I have audited the accompanying statement of financial condition of Empire One Securities, Inc. (the Company) as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire One Securities, Inc. at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 5 to the financial statements, the Company's recurring losses from operations and current negative cash flow from operations raise substantial doubt about its ability to continue as a going concern. The 2002 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

David C. Johnston CPA
Long Beach, California
March 11, 2002

EMPIRE ONE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS		
CASH	$	6,245
EQUIPMENT, NET OF ACCUMULATED DEPRECIATION OF $447		219
TOTAL ASSETS	$	6,464
SHAREHOLDERS' EQUITY		
COMMON STOCK, $1 PAR VALUE:		
AUTHORIZED SHARES - 1,000		
ISSUED AND OUTSTANDING - 100		100
ADDITIONAL PAID-IN CAPITAL		24,579
RETAINED DEFICIT		(18,215)
TOTAL SHAREHOLDERS' EQUITY		6,464
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	6,464

SEE NOTES TO THE FINANCIAL STATEMENTS

EMPIRE ONE SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
CONSULTING INCOME	$ 938
TOTAL REVENUES	938
EXPENSES	
LEGAL AND ACCOUNTING FEES	1,525
MEALS, TRAVEL & TRANSPORTATION	932
OFFICE RENT & EXPENSES	69
COMMUNICATIONS	2,647
DUES, FEES & MEMBERSHIPS	1,021
MISCELLANEOUS	748
LOSS BEFORE DEPRECIATION, AMORTIZATION, AND INCOME TAXES	(6,004)
DEPRECIATION	108
AMORTIZATION	60
LOSS BEFORE STATE INCOME TAXES	(6,172)
STATE INCOME TAXES	800
NET LOSS	$ (6,972)

SEE NOTES TO THE FINANCIAL STATEMENTS

EMPIRE ONE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	COMMON STOCK		ADDITIONAL PAID-IN	RETAINED	
	SHARES	AMOUNT	CAPITAL	DEFICIT	TOTAL
BALANCE AT JANUARY 1, 2002	100	$ 100	$ 18,700	$ (11,243)	$ 7,557
ADDITIONAL PAID IN CAPITAL	-	-	5,879	-	5,879
NET LOSS	-	-	-	(6,972)	(6,972)
BALANCE AT DECEMBER 31, 2002	100	$ 100	$ 24,579	$ (18,215)	$ 6,464

SEE NOTES TO THE FINANCIAL STATEMENTS

EMPIRE ONE SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

SUBORDINATED BORROWINGS AT JANUARY 1, 2002	$ -
INCREASE:	-
DECREASES:	-
SUBORDINATED BORROWINGS AT DECEMBER 31, 2002	$ -

SEE NOTES TO THE FINANCIAL STATEMENTS

EMPIRE ONE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

OPERATING ACTIVITIES		
NET LOSS		$ (6,972)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH		
DEPRECIATION	108	
AMORTIZATION	60	
CHANGES IN OPERATING ASSETS & LIABILITIES		
ACCOUNTS PAYABLE	(3,840)	
NET CASH USED IN OPERATING ACTIVITIES		(10,644)
INVESTING ACTIVITIES		
NET CASH USED IN INVESTING ACTIVITIES		-
FINANCING ACTIVITIES		
ADDITIONAL PAID IN CAPITAL	5,879	
NET CASH PROVIDED BY FINANCING ACTIVITIES		5,879
INCREASE IN CASH		(4,765)
CASH AT BEGINNING OF YEAR		11,010
CASH AT END OF YEAR		$ 6,245

SUPPLEMENTAL CASH FLOW INFORMATION	
CASH PAID FOR:	
INTEREST	$ -
STATE INCOME TAXES	800

SEE NOTES TO THE FINANCIAL STATEMENTS

Empire One Securities, Inc.

Notes to Financial Statements

December 31, 2002

1. General

Description of Organization

Empire One Securities, Inc. (the Company), which was formed on June 23, 1999, is securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) that provides advisory services and assistance in the private placement of securities by issuers. The Company does not handle customer funds or securities. The Company does not finance the transactions of their customers.

The Company's headquarters are in Los Angeles, California.

2. Summary of Significant Accounting Policies

The Company derives substantially all of their revenues and net income from providing advisory services and assistance in the private placement of securities by issuers. The Company earns fees and commissions. Retainers are often used in their business. Commissions as percentage of the equity and debt raised will often be charged. Administration fees are also charged for miscellaneous functions.

Cash includes cash in banks.

Property and Equipment are recorded at cost and are depreciated on the straight –line basis over their estimated useful lives. Expenditures for repairs and maintenance are charged to expense when incurred.

Recognition of Revenues. Fees for services are recognized as earned. Commissions related to raising of debt or equity are recorded on the date the equity or debt is funded.

Net Capital Requirements. The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. At December 31, 2002, the Company had net capital of $6,245, which was $1,245 in excess of its required net capital of $5,000.

Disclosure of Certain Significant Risks and Uncertainties: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financials statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

The minority shareholder serves as President of the Company and receives compensation when revenues are recognized.

4. Income Taxes

The Company has elected to operate under Subchapter S of the Internal Revenue Code, whereby the shareholders includes the Company's income in their own income for federal and state income tax purposes. Accordingly, the Company is not subject to federal and state income taxes, except for a yearly $800 franchise tax.

5. Going Concern

The Company has incurred losses in the last three years of operations and has experienced negative cash flow from operations in the current year. The Company's revenues have decreased significantly from the previous fiscal year due to the decrease in the number of companies raising capital in the current market. The Company is attempting to attract new clients, however, there is substantial doubt about the Company's ability to continue to exist as a going concern.

EMPIRE ONE SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2002

TOTAL STOCKHOLDERS' EQUITY	$	6,464
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED BORROWINGS		6,464
DEDUCTIONS:		
FURNITURE AND EQUIPMENT, NET		219
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		6,245
NET CAPITAL		6,245
CAPITAL REQUIREMENT		5,000
NET CAPITAL IN EXCESS OF CAPITAL REQUIREMENT	$	1,245

EMPIRE ONE SECURITIES, INC.
STATEMENT OF INTERNAL ACCOUNTING CONTROLS REPORT
DECEMBER 31, 2002

As per the requirements of SEC Rule 17a-5(g), there were found to exist no material inadequacies in the internal accounting controls of Empire One Securities, Inc. for the year ended December 31, 2002.

EMPIRE ONE SECURITIES, INC.
STATEMENT OF NET CAPITAL-FOCUS RECONCILIATION REPORT
DECEMBER 31, 2002

As per the requirements of SEC Rule 17a-5(d), there were found to exist no material inadequacies in the computations of net capital pursuant to SEC Rule 15c3-1 and consequently no material inadequacies in the reconciliation of net capital to the 2002 quarterly FOCUS reports filed by Empire One Securities, Inc.